UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

1.	Earnings release for the quarter ended September 30, 2015.

Videocon d2h Limited

Quarter Ended September 30, 2015

Earnings Release

Subscription and activation revenue grew 24.6% year on year to INR 6.29 billion

Adjusted EBITDA1 grew 32.3% year on year to INR 1.91 billion

Gross subscriber base stands at 14.27 million and net subscriber base at 10.84 million

Market leader in India for four consecutive years based on gross and net subscriber additions2

Mumbai, October 20, 2015 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) announced its financial results for the quarter ended September 30, 2015.

Key highlights for the quarter ended September 30, 2015:

•	Subscription and activation revenue grew 24.6% year on year to INR 6.29 billion;

•	Revenue from operations grew 20.3% year on year to INR 6.90 billion;

•	Adjusted EBITDA grew 32.3% year on year to INR 1.91 billion;

•	Adjusted EBITDA margin expanded by 250 basis points year on year to 27.7%;

•	ARPU[3] grew 7.9% year on year to INR 205;

•	Gross and net subscribers increased by 0.57 million and 0.20 million subscribers during the quarter, respectively;

•	Closing gross subscribers at 14.27 million and net subscribers base at 10.84 million; and

•	Churn came in at 1.19% per month

Commenting on the results, Mr. Dhoot said “I am happy to share that we have achieved EBITDA growth of 30.3% in the first half of the current fiscal as against our guidance of 25-30% growth. We are on track to deliver even stronger growth in the second half of this year, in line with the guidance shared earlier. During the quarter, we focused on enhancing our channel offering and added 14 Standard Definition and 4 High Definition channels. We have recently launched two proprietary services, namely d2h Hollywood HD and Darshan. With more than 50 million eye balls we also continue to gain traction on advertising revenue with marque advertisers coming on our platform.”

Speaking on the near term subscriber growth outlook, Mr. Anil Khera, CEO of Videocon d2h, said “We estimate around 50 million television homes come under Phase III digitization, of which 24-25 million television homes are already on the digital platform. Thus, the target market under Phase III digitization is the remaining 25-26 million television homes that are currently on analog cable.”

The Company continues to be the fastest growing Pay TV operator in India, with an estimated market share of 21% of the DTH net subscriber market share as on September 30, 2015 up from nine percent in the fiscal year ended March 2011.

[1]	Adjusted EBITDA is calculated after accounting for impact of Employee Stock Option Plan 2014 (“ESOP 2014”) which amounted to Rs29.44 million
[2]	Market share is calculated based on MPA data and company estimates
[3]	Average Revenue Per User (“ARPU”) is calculated after adding back distribution margin of approximately 5%

Investor Meet and Reception

The Company will host an Investor Meet and Reception on Thursday, October 29, 2015 in New York. The event, hosted by the Executive Chairman, Saurabh Dhoot, commences at 5:30pm EST. The agenda of the investor meet is set out below.

Time	Agenda
5:30-6:00 PM	Registration & High Tea
6:00-6:10 PM	Welcome Address
6:10-6:30 PM	Presentation by Executive Chairman
6:30-6:50 PM	Q&A Session
6:50-7:00 PM	Closing Remarks
7:00 PM onwards	Cocktails

Financial Summary (Unaudited)

	(In INR million, unless otherwise indicated)
	Q2FY15	Q2FY16	% growth
Key financial metrics
Revenue from operations	5,734	6,901	20.3%
Subscription and activation revenue	5,047	6,290	24.6%
Adjusted EBITDA (1)	1,445	1,912	32.3%
Adjusted EBITDA margin (%)	25.2%	27.7%
Net loss	-614	-246	59.9%
Content cost (% of revenue)	34.8%	38.1%
Key operating metrics
Gross subscribers (million)	11.82	14.27	20.8%
Net subscribers (million)	9.46	10.84	14.6%
ARPU (Rs)	190	205	7.9%
Churn (%)	0.85%	1.19%

(1)	Adjusted EBITDA is calculated after accounting for impact of the Videocon d2h ESOP Plan 2014 which amounted to Rs. 29.44 million.

The Company achieved strong subscription and activation revenue growth of 24.6% year on year to INR 6.29 billion in the second quarter of the 2016 fiscal year as compared to INR 5.05 billion in the second quarter of the 2015 fiscal year, primarily as a result of higher net subscribers and ARPU growth. Revenue from operations grew 20.3% year on year to INR 6.90 billion. Subscriber acquisition costs in the form of hardware subsidies were INR 1,775 per subscriber during the second quarter of the 2016 fiscal year.

Videocon d2h achieved Adjusted EBITDA of INR 1.91 billion for the second quarter of the 2016 fiscal year compared to INR 1.45 billion for the second quarter of the 2015 fiscal year, a growth of 32.3%. Adjusted EBITDA margin expanded 250 basis points year on year to 27.7% in the second quarter of the 2016 fiscal year, despite significant increase in content costs as a percentage of revenue. The Company began operating under new long term content agreements in the second half of the 2015 fiscal year.

Net loss for the second quarter of the 2016 fiscal year came in at INR 246 million, a 59.9% improvement over the second quarter of the 2015 fiscal year.

The Company added 0.57 million gross subscribers and 0.20 million net subscribers during the quarter. Gross subscribers totaled 14.27 million and net subscribers totaled 10.84 million as of September 30, 2015. Churn came in at 1.19% for the quarter and 0.84% for H1.

Capital Structure and Balance Sheet

During the quarter under review, the shareholders of the Company accorded their approval, subject to the receipt of the Ministry of Information and Broadcasting (MIB) approval and such other approvals as may be required, for issue and allotment of 23,360,000 Bonus equity shares credited as fully paid up to existing shareholders of the company on the date of contribution agreement and 3,999,984 Bonus equity shares of Rs. 10 each, credited as fully paid up, equivalent to 999,996 ADSs to Deutsche Bank Trust Company Americas, the Depository for the benefit of Global Eagle Acquisition LLC, the Sponsor. This is pending the necessary approvals from the MIB. Post issue, the Company will have 421,759,584 equity shares outstanding (Our 1ADSs is equivalent to 4 equity shares).

The company had gross debt of INR 24.86 billion and total cash and short term investments of INR 8.75 billion as of September 30, 2015.

Conference call dial in details

The results conference call time and details are provided below.

	Call #1	Call #2
Date	October 21, 2015	October 21, 2015

Time	11:00 am India time	6:30 pm India time
	1:30 pm HK time	9:00 pm HK time
	6:30 am UK time	2:00 pm UK time
	1:30 am NYC time	9:00 am NYC time

Dial in details
India	+91 22 6746 8349 / +91 22 3938 1074	+91 22 6746 8349 / +91 22 3938 1074
Hong Kong	800 964 448	800 964 448 / +852 3018 6877
Singapore	800 101 2045	800 101 2045 / +65 3157 5746
USA	1 866 746 2133 / +1 323 386 8721	1 866 746 2133 / +1 323 386 8721
UK	0 808 101 1573 / +44 20347 85524	0 808 101 1573 / +44 20347 85524
Pin code	Not required	Not required

Playback details
Dial in	+91 22 3065 2322 / +91 22 6181 3322	+91 22 3065 2322 / +91 22 6181 3322
Playback ID	52593	95182

Forward looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

Investor relations contact:

India - Nupur Agarwal

nupur.agarwal@d2h.com

Videocon d2h Limited

I	Earning Release (Unaudited) for the half year and quarter ended September 30, 2015 in million except as stated
	For the quarter ended (Unaudited)			For the half year ended (Unaudited)		Year Ended (Audited)
Particulars	Sept 30, 2015	Jun 30, 2015	Sept 30, 2014	Sept 30, 2015	Sept 30, 2014	Mar 31, 2015

INCOME
Revenue from operations	6,900.78	6,627.82	5,734.04	13,528.60	11,108.97	23,377.08

	6,900.78	6,627.82	5,734.04	13,528.60	11,108.97	23,377.08
EXPENSE
Operating expense	4,021.38	3,790.71	3,380.76	7,812.09	6,470.58	13,853.05
Employee benefits expense	303.36	308.61	244.65	611.97	488.40	1,023.28
Administration and other expenses	197.66	145.79	156.71	343.45	283.46	688.04
Selling and distribution expenses	495.84	509.15	507.13	1,004.99	938.71	1,856.32
Depreciation, amortization and impairment	1,488.78	1,427.02	1,283.83	2,915.80	2,528.96	5,286.82

Total Expenses	6,507.02	6,181.28	5,573.08	12,688.30	10,710.11	22,707.51

Profit / (Loss) from operations	393.76	446.54	160.96	840.30	398.86	669.57
(Finance costs)/Finance Income (Net)	(802.03)	(765.20)	(1,049.40)	(1,567.23)	(2,094.51)	(4,614.22)
Other Income	6.03	12.05	0.24	18.08	0.43	0.08

Profit / (loss) before tax	(402.24)	(306.61)	(888.20)	(708.85)	(1,695.22)	(3,944.57)

Income tax expense
Current tax	—	—	—	—	—	—
Deferred tax	(156.36)	(62.67)	(274.53)	(219.03)	(523.98)	(1,217.93)

Profit / (Loss) after tax	(245.88)	(243.94)	(613.67)	(489.82)	(1,171.24)	(2,726.64)
Basic and Diluted earnings per share (Not annualized*)	(0.63)*	(0.62)*	(2.54)*	(1.25)*	(4.84)*	(11.25)

Non-GAAP Measures

Earning before interest, tax and depreciation & amortization (EBITDA)					in million
	For the quarter ended (Unaudited)			For the half year ended (Unaudited)		Year Ended (Audited)
Particulars	Sept 30, 2015	Jun 30, 2015	Sept 30, 2014	Sept 30, 2015	Sept 30, 2014	Mar 31, 2015
Profit / (Loss) after tax	(245.88)	(243.94)	(613.67)	(489.82)	(1,171.24)	(2,726.64)
Income tax expense	(156.36)	(62.67)	(274.53)	(219.03)	(523.98)	(1,217.93)

Profit / (Loss) before tax	(402.24)	(306.61)	(888.20)	(708.85)	(1,695.22)	(3,944.57)
Finance costs / Finance Income (Net)	802.03	765.20	1,049.40	1,567.23	2,094.51	4,614.22
Other Income	(6.03)	(12.05)	(0.24)	(18.08)	(0.43)	(0.08)

Profit / (Loss) from operations	393.76	446.54	160.96	840.30	398.86	669.57
Depreciation, amortization and impairment	1,488.78	1,427.02	1,283.83	2,915.80	2,528.96	5,286.82

Earning before interest, tax and depreciation & amortization (EBITDA)[1]	1,882.54	1,873.56	1,444.79	3,756.10	2,927.82	5,956.39
Employee Share based compensation cost (ESOP 2014)	29.44	29.44	—	58.88	—	29.74
One time security issue expenses	—	—	—	—	—	105.43
Adjusted Earning before interest, tax and depreciation & amortization (Adjusted EBITDA)[2]	1,911.98	1,903.00	1,444.79	3,814.98	2,927.82	6,091.56

[1]	EBITDA presented in this earning release, is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate EBITDA differently from our Company, limiting their usefulness as comparative measures. We believe that EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that are excluded calculating EBITDA. We believe that EBITDA enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.
[2]	Adjusted EBITDA is calculated after impact of ESOP Plan 2014 in quarter ended and half year ended September 2015, quarter ended June 15 and year ended March 2015. Adjusted EBITDA for year ended March 2015 is calculated after impact of one off security expenses.

II	Key Matrix

	For the quarter ended (Unaudited)			For the half year ended (Unaudited)		Year Ended (Audited)
Particulars	Sept 30, 2015	Jun 30, 2015	Sept 30, 2014	Sept 30, 2015	Sept 30, 2014	Mar 31, 2015
Gross Subscriber Base (in million nos.)	14.27	13.70	11.82	14.27	11.82	13.09
Net Subscriber Base (in million nos.)	10.84	10.64	9.46	10.84	9.46	10.18
Incremental Churn %	1.19%	0.46%	0.85%	0.84%	0.65%	0.80%
ARPU - in Rs.	205	205	190	205	190	196
Content as % of Revenue	38.1%	37.0%	34.8%	37.6%	33.8%	36.2%

Statement of Financial Position

		( in Million)
	As At
Particulars	Sept 30, 2015	Mar 31, 2015
	(Unaudited)	(Audited)
Assets
Non-current Assets
Property, Plant and equipment & Capital Work-in-Progress	26,496.11	25,315.45
Intangible Assets	968.28	1,072.53
Other Financial Assets	2,102.08	861.32
Deferred Tax Assets (Net)	7,927.22	7,708.19

Total non-current assets	37,493.69	34,957.49

Current Assets
Inventories	363.80	341.25
Trade Receivables	1.47	1.63
Other Financial Assets	3,786.41	3,168.34
Other Non-Financial Assets	1,120.25	907.93
Cash and cash equivalents	4,567.06	9,888.77

Total current assets	9,838.99	14,307.92

Total Assets	47,332.68	49,265.41

Equity
Share Capital	3,930.00	3,930.00
Share Premium	21,380.88	21,380.88
Retained earnings	(17,790.52)	(17,300.70)

Total Equity	7,520.36	8,010.18

Liabilities
Non-current Liabilities
Long-term borrowings	18.90	23.13
Other Non-Financial Liabilities	2,813.45	2,869.14
Post employment benefits	53.18	44.99
Other employment benefits	32.01	26.10

Total non-current liabilities	2,917.54	2,963.36

Current Liabilities
Trade Payable	4,218.96	4,338.03
Other Non-Financial Liabilities	7,123.97	7,199.90
Other Financial Liabilities	25,544.34	26,747.99
Post employment benefits	3.44	2.53
Other employment benefits	4.07	3.42

Total current liabilities	36,894.78	38,291.87

Total Liabilities	39,812.32	41,255.23

Total equity and liabilities	47,332.68	49,265.41

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 20, 2015

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman